ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

_______________________________________________________________________________________

August 9, 2021

Katherine Bagley

United States Securities & Exchange Commission

Division of Corporation

Office of Trade & Services

Washington DC 20549

Re:370 Markets LLC Offering Statement on Form 1-A

Post-qualification Amendment No. 1

Filed April 26, 2021

File No. 024-11383

Dear Ms. Bagley:

Please accept this letter and refiling in response to the Commission’s correspondence to Gerome Sapp, CEO of 370 Markets LLC dated July 19, 2021.

Post-qualification amendment No. 2 to Offering Statement on Form 1-A

General

We note your response to comment 1, and your amended financial statements. Please amend to provide an updated auditor consent. Refer to part 11 of Item 17 of Form 1-A.

As a related matter, it appears that there has been a change in your certifying accountant,

but you did not file a 1-U reporting this change. Therefore, please amend your disclosure to provide the information required by Item 4 of Form 1-U and, pursuant to part 9 of Item

17, please file a letter from your former independent accountant regarding its concurrence or disagreement with any disclosure you provide related to the dismissal or resignation of your former accountant. For guidance, see Rule 252 of Regulation A, which requires disclosure of material information necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

Form 1-U was filed on 8-9-21 to provide details of the change of certifying accountant. Disclosures have been amended in the Form 1-POS filed on 8-9-21. New auditors’ consent has also been filed on 8-9-21.

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Washington DC Office     1440 G Street NW     Washington DC 20005

Cell: (813) 309-6258

Office: (202) 370-1333

E-mail: AlmericoLaw@gmail.com

www.Almerico.com

Member of the Florida Bar

We look forward to the Commission’s response and to addressing any further questions or comments.  Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com